STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038

May 16, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Edward P. Bartz

Re:	Dreyfus Institutional Preferred Money Market Funds File Numbers: 811-08211; 333-26513

Ladies and Gentlemen:

On behalf of Dreyfus Institutional Preferred Money Market Funds (the "Registrant"), with respect to its series Dreyfus Institutional Preferred Money Market Fund (the "Fund"), on or about May 23, 2016 we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 34 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Post-Effective Amendment No. 32 to the Registration Statement, filed on March 24, 2016 ("Amendment No. 32"), that were provided to the undersigned by Edward P. Bartz of the Staff via telephone on May 4, 2016, to update financial information, to file certain exhibits and the consent of the Funds' independent public accounting firm, and to make certain other non-material revisions.  The Registrant's Tandy certification was filed with Amendment No. 32.

The prospectuses and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from those versions filed as part of Amendment No. 32.

Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used and not defined herein have the meanings ascribed to them in Amendment No. 32.

General

1.	Staff Comment: Due to the word "Institutional" appearing in the name of the Registrant, no series of the Registrant may be designated as a "retail money market fund" as defined in Rule 2a-7 under the 1940 Act. Please confirm that no series of the Registrant will be designated as a "retail money market fund" as defined in Rule 2a-7.

Response:  We have confirmed with fund management that no series of the Registrant will be designated as a "retail money market fund" as defined in Rule 2a-7.

2.	Staff Comment: Please inform us of the type and timing of any additional filing the Registrant expects to effect in order to comply with the requirements of Rule 2a-7 by the October 14, 2016 compliance date.

Response:  Fund management expects to effect a filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"), in late May 2016 in order to add the disclosure necessitated by the recent amendments to Rule 2a-7.  The Fund will be in compliance with Rule 2a-7, as amended, on or before October 14, 2016.

Prospectuses

Fund Summary—Fees and Expenses

3.	Staff Comment: Please move the second paragraph of Fund Summary—Fees and Expenses to a footnote that modifies the fee table. Please also provide line items in the fee table for "Fee waiver and/or expense reimbursement" and "Total annual fund operating expenses (after fee waiver and/or expense reimbursement)" below "Total annual fund operating expenses," as per Instruction 3(e) to Item 3 of Form N-1A.

Response:  The referenced paragraph will be moved to a footnote that modifies the fee table in the Amendment.  The fee table does not include separate line items because the fees waived for the past fiscal year were in the amount of less than 0.01%.

Fund Summary—Principal Investment Strategy

4.	Staff Comment: Please revise Principal Investment Strategy to disclose that the net asset value of the fund's shares will fluctuate with changes in the values of the fund's portfolio securities in order to comply with Rule 2a-7. Please make a corresponding change in Fund Details—Goal and Approach.

Response:  The requested change, along with other disclosure necessitated by the recent amendments to Rule 2a-7, will be made in the amendment to be filed pursuant to Rule 485(a)(1) under the Securities Act in late May 2016.  See the response to Comment No. 2.

Fund Summary—Principal Risks

5.	Staff Comment: Please revise Regulatory Risk to clarify that the changes to the fund resulting from the amendments to Rule 2a-7 will not occur until October 2016. Please also delete the parenthetical in the last sentence of Regulatory Risk. Please make corresponding changes in Fund Details—Investment Risks.

Response:  Regulatory Risk will be revised in Fund Summary—Principal Risk and in Fund Details—Investment Risks in the Amendment as follows:

Regulatory risk.  The Securities and Exchange Commission has adopted amendments to the rules governing money market funds that will change the way that the fund, and similar money market funds, operate.  Under the amended rules, by October 14, 2016, the share price of money market funds not designated as "retail" or "government" funds will "float" (i.e., fluctuate with changes in the value of the fund's portfolio) and, as a result, shares of the fund when sold may be worth more or less than their original purchase price.  The amended rules permit, and in some cases will require, the fund to impose a "liquidity fee" of up to 2% of the amount redeemed or temporarily restrict shareholder redemptions from the fund.  The liquidity fee or redemption restrictions could be applied (subject to board determination) when the fund's "weekly liquid assets"—including cash, certain U.S. government securities and securities maturing in five business days—fall below 30% of the fund's total assets.  These changes are anticipated to take effect on October 14, 2016, except that the fund's NAV is expected to begin to float on October 10, 2016.  The changes to the rules may affect fund investment strategies and the cost of operating the fund.

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We hope the Staff finds that this letter and the revisions to the prospectuses are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6638.

Very truly yours,

/s/ Lauren Connolly
Lauren Connolly

cc: Janna Manes